October 28, 2005


By facsimile to (858) 450-8499 and U.S. Mail


Douglas E. Scott, Esq.
Senior Vice President, General Counsel, and Secretary
SAIC, Inc.
10260 Campus Point Drive
San Diego, CA 92121

Re:	SAIC, Inc.
	Pre-effective Amendment 1 to Registration Statement on Form
S-1
	Filed October 14, 2005
File No. 333-128021

Dear Mr. Scott:

	We reviewed the filing and have the comments below. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

General

1. Please comply with the comments set forth on your Form S-4/A
(File
No. 333-128022).

2. We note the response to prior comment 3 that you intend to include artwork in the registration statement and will submit the artwork for our review before the registration statement`s effectiveness. For any artwork included in the registration statement:

* Ensure that the artwork does not serve as a substitute for or as a supplement to the prospectus` summary and business sections.

* Ensure that any graphical presentation and accompanying text provide a balanced view of SAIC and its business.

* Limit any artwork on the prospectus` inside front cover page to a single page.

* Limit any graphics to a pictorial depiction of SAIC`s products and services with simple labels or phrases that are directed to investors. Explain the graphical representations` meaning and significance.

* Include any information about SAIC`s third party relationships in the prospectus` business section. Explain the relevance and significance of any third party relationship.

* Place any promotional material in the business section where it can be analyzed and understood in its proper context. JRH-Okay.

Cover

3. We note your response to prior comment 4 and we also note the Form
8-K dated October 11, 2005 establishing a stock price for your class
A common stock and other similar Forms 8-K establishing stock prices.
Tell us supplementally whether you will use this price as a basis for
New SAIC`s common stock in this offering.

4. Clarify that you will pay the special dividend with all of the proceeds of this offering.

Prospectus` Inside Front Cover Page

5. Please refer to prior comment 6. Since your underwriters have elected not to eliminate the prospectus` outside back cover page, you may not include disclosure of the dealer prospectus delivery obligation on page i. Rather, as requested previously, please move that disclosure to the prospectus` outside back cover page. See Item
502(b) of Regulation S-K.

Use of Proceeds, page 23

6. Please delete the disclosure that your cash balances, including the net proceeds from the offering will be used for...." Since you will not have proceeds left after paying the special dividend.


Exhibits

7. We note your response to prior comment 14 that you intend to file by amendment the underwriting agreement and the legality opinion. To expedite our review, consider providing us draft copies of the underwriting agreement and the legality opinion before you file them by amendment.

Closing

	File an amendment to the S-1 in response to the comments. To expedite our review, SAIC may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If SAIC thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since SAIC, Science Applications International Corporation, and their management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If SAIC requests acceleration of the registration statement`s effectiveness, SAIC should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve SAIC and Science Applications International Corporation from their full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* SAIC and Science Applications International Corporation may not assert our comments and the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that SAIC and Science Applications International
Corporation provide us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Tracey L. Houser, Staff Accountant, at (202) 551-3736 or Alfred P. Pavot,
Jr.,
Staff Accountant, at (202) 551-3738. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3767.

Very truly yours,





Jennifer R. Hardy

Legal
Branch Chief

cc:	Sarah A. O`Dowd, Esq.
	Heller Ehrman LLP
	4350 La Jolla Village Drive
	San Diego, CA 92122





Douglas E. Scott, Esq.
October 28, 2005
Page 4








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE